UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Insmed Incorporated

File No. 000-30739 - CF# 29503

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Insmed Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.22 to a Form 10-K filed on March 18, 2013. Exhibit 10.22 was refiled with fewer redactions as Exhibit 10.2 to a Form 10-Q filed on May 7, 2013.

Based on representations by Insmed Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22	through June 30, 2020
Exhibit 10.2	through June 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel